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                              July 13, 2020

       Chris Hollowood
       Chairman
       Freeline Therapeutics Holdings Ltd
       Stevenage Bioscience Catalyst
       Gunnels Wood Road
       Stevenage, Hertfordshire SG1 2FX

                                                        Re: Freeline
Therapeutics Holdings Ltd
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-1
                                                            Submitted July 6,
2020
                                                            File No. 377-03158

       Dear Dr. Hollowood:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement submitted July 6, 2020

       Summary
       Our Pipeline, page 4

   1. We note that you have changed the arrow positioning in your pipeline chart for FLT180a to extend to the end of
Phase 1/2 even though your disclosure states that the Phase 1/2 trial for FLT180a has not yet
been completed and that the pivotal clinical trial for FLT180a will be a Phase 2b/3
trial. Please revert the arrow positioning here and on page 133 to reflect the status of
the product candidate indicated by the disclosure.
 Chris Hollowood
Freeline Therapeutics Holdings Ltd
July 13, 2020
Page 2
Capitalization, page 106

2. Please revise and reflect your Series C Financing on a Pro Forma basis in the capitalization table.
       You may contact Christie Wong at 202-551-3684 or Al Pavot at 202-551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any other questions.



                                                          Sincerely,
FirstName LastNameChris Hollowood
                                                          Division of
Corporation Finance
Comapany NameFreeline Therapeutics Holdings Ltd
                                                          Office of Life
Sciences
July 13, 2020 Page 2
cc:       Marcel Fausten
FirstName LastName